Exhibit 99.1

Ayr Wellness Announces the Launch of Kynd Premium Flower in Florida

MIAMI, April 21, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced it has expanded its extensive product portfolio available at Liberty Health Sciences (“Liberty”) dispensaries statewide in Florida with the addition of its premium flower brand, Kynd.

Sales of Kynd began this week across Liberty’s 45-dispensary footprint. The initial launch includes six strain offerings, namely “Blueberry Headband,” “Extraterrestrial Bananas,” “True OG,” “Purple Trainwreck,” “Polyjuice #4,” and “Lemon Haze.”

“This launch marks our latest effort to bring our national power brands to each of our markets,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “This is a major step in expanding our high-quality flower offerings in Florida, following our launches of Entourage, Origyn Extracts, Secret Orchard, and Sun Gems over the past nine months. We remain committed to increasing the variety of high-quality products available to our patients across our 45-store footprint.”

“Kynd’s artisanal flower is meticulously crafted in small batches by highly-trained and passionate specialists, in order to deliver world-class strains that are pure, potent, and consistent,” said Jeff Finnerty, SVP of Marketing at Ayr Wellness. “Florida patients deserve high-quality whole flower experiences and will now have a variety of Kynd offerings to choose from.”

Kynd is also sold in Nevada and Arizona, in Ayr-owned and 3rd party retail locations. The Company plans to introduce Kynd in additional key markets throughout 2022.

The Florida medical marijuana market continues to show robust growth, with the Florida Office of Medical Marijuana Use reporting over 707,933 registered patients as of April 15, 2022.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com